June 14, 2019

Glyn Edwards
Chief Executive Officer
Summit Therapeutics plc
136a Eastern Avenue
Milton Park, Abingdon
Oxfordshire OX14 4SB
United Kingdom

       Re: Summit Therapeutics plc
           Registration Statement on Form F-3
           Filed June 12, 2019
           File No. 333-232074

Dear Mr. Edwards:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Brian Johnson, Esq.